TANK SPORTS, INC.
10925 Schmidt Road
El Monte, California 91733
(626) 350-4039

March 29, 2007

Via EDGAR
Ms. Anita Karu, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Tank Sports, Inc.
Registration Statement on Form SB-2
File No. 333-139711
Filed: December 28, 2006

Dear Ms. Karu:

Tank Sports, Inc. hereby requests acceleration of its Registration Statement on Form SB-2, as per above noted, as of 2:00 PM Eastern Standard Time on Monday, April 2, 2007, or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

Pursuant to your letter dated January 24, 2007, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further queries or responses to Mr. William O’Neal, our corporate attorney.

Yours truly;

/s/Jing Jing Long
Jing Jing Long
President